Exhibit 99.1

SPI Energy Co., Ltd. Announces Resignation of Director

SHANGHAI, Dec. 7, 2016 /PRNewswire/ — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that Dr. Gang Dong resigned as a Director of the board of director of the Company effective as of December 7, 2016, for personal reasons.

“We would like to thank Dr. Dong for his dedication and contributions to the Company’s successful business development and uplisting to NasdaqGS. We are grateful for Dr. Dong’s strong support and cooperation during the past two years as a valued board member and wish him well in his future endeavors,” said Xiaofeng Peng, Chairman and CEO of SPI Energy.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global clean energy market place for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale, residential/commercial solar power and storage projects, and clean energy solution provider in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+86 18811197382

Tony Tian, CFA

Weitian Group LLC

tony.tian@weitian-ir.com

+1 732 910 9692